Citigroup Inc. (C)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.

Citigroup Shareholder since 2013

Please Vote for

Proposal 5: Improve our Catch-22 Proxy Access

Based on the fact that there has not been even one proxy access candidate at the more than 500 major companies that have provided for such a candidate in the last 6-years, our company has no reasonable expectation of a proxy access candidate during the next 2000 years.

It is time to take at least the baby step in this proposal to tilt the balance ever so slightly in favor of shareholders. This proposal will simply give more shareholders, still owning the same number of shares, the opportunity to back a proxy access director candidate.

Hundreds of recent annual meeting proxies have stressed that flexibility is good for management. Flexibility is also good for shareholders. Shareholders need the flexibility to assemble as many shares as may be necessary to have owed 3% of company stock for an unbroken 3-years from as many shareholders as necessary to back a proxy access candidate that will appear on the management annual meeting ballot.

This proposal does not increase the number of shares that management would screen. It only means that more shareholders with smaller holdings can back a proxy access candidate. This would help ensure that a proxy access candidate has broad diverse support. Hundreds of recent annual meeting proxies have stressed that broad support is ideal for management.

The screening process of qualifying shares can be outsourced to a low cost vendor. Plus the ultimate safeguard is that a proxy access candidate is not guaranteed election. The candidate has to compete with our formidable established directors and get more votes than one established director. Even if a proxy access candidate is not elected, the presence of a proxy access candidate can be a great incentive for our directors to perform better. It is win-win for everyone.

Yes – Improve our Catch-22 Proxy Access – Proposal 5

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Please vote for Proposal 6 – Independent Board Chair

This proposal simply establishes on firmer footing the role of Independent Board Chair that has worked well at Citigroup since 2009.

A CEO serving as Chair can result in excessive management influence on our directors and this can lead to weaker oversight of management.

Yes – Independent Board Chair – Proposal 6

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.